GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, MN 55402

March 8, 2018

Chris Edwards

Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	GWG Holdings, Inc.

Preliminary Information Statement on Schedule 14C filed February 9, 2018

Dear Mr. Edwards:

Thank you for your letter dated March 2, 2018, addressed to the undersigned, William B. Acheson, Chief Financial Officer of GWG Holdings, Inc. (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on February 9, 2018 (the “Information Statement”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Information Statement carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment.

General

1.	We note that the issuance of common stock is part of a transaction to facilitate your acquisition of Beneficient. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A with respect to the Beneficient acquisition or tell us why you believe it is not required. Please refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

Response:

We do not believe the disclosures called for by Item 14 of Schedule 14A are required in the Information Statement because we do not believe the Company is acquiring The Beneficient Company Group, L.P. (“Beneficient”). Upon consummation of the transaction, the Company will become the owner of up to 82% of Beneficient’s common limited partnership units, but the Company will have no direct or indirect control over the business or affairs of Beneficient.

As disclosed in the Information Statement under the heading “Overview of the Proposed Transaction – Consequences of Our Ownership in Beneficient After the Transaction,” Beneficient is a limited partnership and its business and affairs are managed by its general partner, Beneficient Management, LLC. The general partner will continue to manage the business and affairs of Beneficient following consummation of the transaction, and the Company will have no interest in, or control over, the general partner.

In addition, pursuant to the terms of Beneficient’s limited partnership agreement (which the Company will be required to become a party to upon consummation of the transaction), any person or group that acquires beneficial ownership of 20% or more of Beneficient’s common limited partnership units (including the Company) will lose voting rights on all of its common units and such common units may not be voted on any matter.

As a result, while the Company will become the owner of a majority of the common limited partnership units of Beneficient in connection with the transaction, the Company will be a limited partner of a limited partnership and have no direct or indirect control over Beneficient or its general partner.

2.	We note that you are taking action with respect to the issuance of a material amount of senior securities. Please provide the information required by Item 11 of Schedule 14A with respect to the L Bonds, including information responsive to Item 13(a) of Schedule 14A. See Item 11(e) and instruction 1 to Item 13 of Schedule 14A.

Response:

We will revise the Information Statement to include as an Annex to the Information Statement the description of the L Bonds set forth under the heading “Description of the L Bonds” in the Company’s prospectus dated December 1, 2017 and filed pursuant to Rule 424(b)(1) on December 12, 2017. We do not believe the information called for by Item 13(a) of Schedule 14A is required to be included in the Information Statement. Instruction 1 to Item 13 of Schedule 14A states that any or all of the information required by Item 13(a) not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.

As described in the Information Statement, Jon R. Sabes and Steven F. Sabes, who together hold a majority of the Company’s issued and outstanding common stock, will, by written consent, approve the issuance of the shares of the Company’s common stock pursuant to the transaction for purposes of NASDAQ Rule 5635(a) and (b). Accordingly, other stockholders are not being asked to act upon any matters to be taken in the transaction.

We note that the second sentence of instruction 1 to Item 13 provides that “[i]n the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities….” However, this is not the usual case where stockholders must exercise judgment in regard to a matter upon which they are being asked to vote. The Information Statement serves to inform stockholders of an action that will have already been taken by the written consent of the holders of a majority of the Company’s outstanding common stock.

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We would like to express our appreciation for your prompt attention to the Information Statement. If the Staff has comments or questions regarding our responses set forth above, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at 612-746-1944 or our counsel, Edward S. Best of Mayer Brown LLP, at 312-701-7100 if you have any other comments or questions.

Very truly yours,

/s/ William B. Acheson

William B. Acheson
Chief Financial Officer

cc:	Mary Beth Breslin
Securities and Exchange Commission

Jacky Junek

Edward S. Best
Bruce F. Perce
Mayer Brown LLP

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